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06006532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47307

SEC MAIL RECEIVED MAY 01 2006 WASH. D.C. 185 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Underwriters Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Crums Mill Road
(No. and Street)

Harrisburg, (City) PA (State) 17112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Kandigian - Financial & Operations Principal 717-657-0789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, STE 1700 (Address) Philadelphia, (City) PA (State) 19103-7042 (Zip Code)

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/6/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ken Kandigian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Underwriters Equity Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

LAUREL C. HUBER
A Notary Public, of New Jersey
My Commission Expires March 28, 2008

Laurel C. Huber

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Underwriters Equity Corporation

(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
Underwriters Equity Corporation

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Underwriters Equity Corporation (a wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company"), at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

April 27, 2006

The Underwriters Equity Corporation

(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of BISYS Group, Inc.)

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	3,385,525
Commissions receivables - first year, net of allowance of $132,788		363,795
Commissions receivables - renewals		91,648
Note receivable from affiliate		2,000,000
Other assets		11,041
Total assets	$	5,852,009
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	256,897
Payable to affiliate		708,753
Accrued expenses and other liabilities		60,431
Total liabilities		1,026,081
Stockholder's equity		
Common stock, $1 par value; 1,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		15,000
Retained earnings		4,809,928
Total stockholder's equity		4,825,928
Total liabilities and stockholder's equity	$	5,852,009

The accompanying notes are an integral part of these financial statements.

The Underwriters Equity Corporation

(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of BISYS Group, Inc.)

Statement of Income

Year Ended December 31, 2005

Revenues	
Commission income	$ 3,093,953
Interest income and other	21,486
Total revenue	3,115,439
Expenses	
Commission expense	1,314,026
Administrative service fee to affiliate	162,000
Management service fee to affiliate	219,926
Trademark expenses to affiliate	167,556
Regulatory fees	47,656
Outside service fees - audit	166,200
Outside service fees - other	30,825
Franchise tax	49,075
Other expenses	9,437
Total expenses	2,166,701
Income before taxes	948,738
Income taxes	393,726
Net income	$ 555,012

The accompanying notes are an integral part of these financial statements.

The Underwriters Equity Corporation

(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of BISYS Group, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2004	$ 1,000	$ 15,000	$ 4,254,916	$ 4,270,916
Net income	-	-	555,012	555,012
Balances at December 31, 2005	$ 1,000	$ 15,000	$ 4,809,928	$ 4,825,928

The accompanying notes are an integral part of these financial statements.

The Underwriters Equity Corporation

(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of BISYS Group, Inc.)

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 555,012
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in commissions receivable - first year	524,972
Increase in commissions receivable - renewal	(52,668)
Decrease in receivable from affiliate	1,088,833
Increase in notes receivable from affiliate	(2,000,000)
Increase decrease in other assets	(9,872)
Decrease increase in commissions payable	(278,060)
Increase in payable to affiliate	708,753
Increase in accrued expenses and other liabilities	20,560
Net cash provided by operating activities	557,530
Net increase in cash	557,530
Cash and cash equivalents at beginning of year	2,827,995
Cash and cash equivalents at end of year	$ 3,385,525

The accompanying notes are an integral part of these financial statements.

1. Organization

Underwriters Equity Corporation (the "Company"), is a wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as a wholesale broker-dealer of variable life insurance and annuity products for various insurance carriers. The Company's primary revenue source is commissions from carriers for the sale and renewal of these products. The Company conducts business on a national basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes commission revenue on an accrual basis when products are sold or renewed based on agreed-upon percentages with the insurance carriers that include certain bonus percentages related to BISYS obtaining specified volume levels with carriers. Bonus percentages are adjusted monthly based on actual volume of product sales at BISYS. A portion of commissions review from carriers recognized by the Company on a gross basis is paid directly or indirectly through the carriers to agents as commission expense.

Commission Receivables
The Company's receivables are from insurance companies. The Company performs appropriate credit evaluations of its customers and generally does not require collateral for accounts receivable.

The Company has reflected commissions receivable from the Company's operations on its statement of financial condition. In its capacity as a wholesale broker dealer of variable life insurance and annuity products, the Company collects commissions from carriers for first year product sales and subsequent renewals, recorded as commission income, and may remit a portion to the agents, recorded as commission expenses and payable.

The Company maintains a commission adjustment allowance for estimated losses in its accounts receivable. In establishing the required allowance, management considers historical losses, current receivable aging and existing economic conditions.

Commission revenue is recorded net of an allowance for commission adjustments due to lapses, policy cancellations and revisions in coverage. Commission allowance adjustment expense for the year ended December 31, 2005 was $145,716.

Income Taxes
BISYS and its affiliates file a consolidated federal and several unitary and/or combined state income tax returns that includes the Company. BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income, using corporate statutory rates, adjusted for the effect of temporary differences of the Company. Taxes currently payable or receivable are periodically settled and remitted to BISYS through the payable to affiliates. Taxes payable or receivable are included in amounts payable to affiliates.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital under the Rule of $2,685,576, which was $2,617,171 in excess of its minimum required net capital of $68,405. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was .38 to 1.

4. Related-Party Transactions

During the year ended December 31, 2005, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services of $18,000 per month, designed to cover the costs of providing such services under a management agreement dated April 1, 2005, BISYS charges the Company a management services fee for direct costs and other personnel designed to cover the costs under a management services agreement renewable annually on January 1. BISYS charges the Company a trademark fee associated with an affiliates trademark (Ascensus Insurance Services, Inc.) of approximately $20,000 per month under a five year agreement expiring January 2, 2007. The administrative and management service fees and trademark fee would not necessarily be the same if an unrelated party provided these services to the Company. For the year ended December 31, 2005, total fees paid to BISYS was $549,482 and reported as administrative service fees, management service fees and trademark expenses to affiliates.

Additionally, BISYS allocates bonus commissions to the Company based on the percentage of premiums placed by BISYS. These amounts would not necessarily be the same if an unrelated party paid bonuses to the Company. For the year ended December 31, 2005, total bonus commissions paid by BISYS to the Company was $827,141 and reported as commission income.

The Company holds a promissory note with the BISYS Financing Company in the amount of $2,000,000. The note has an interest rate of 5.5% per annum and is payable at the earlier of December 14, 2006 or by demand of the Company. The Company has the option to extend the note beyond the intended maturity date, under the same terms.

The Company has a working capital arrangement with BISYS. Under this arrangement, an agreed upon interest rate is charged or paid to BISYS based on whether there is an outstanding receivable or payable to BISYS, respectively. The Company had an outstanding payable balance to BISYS of $708,753 as of December 31, 2005. The interest rate on the payable balance was 5.9375% at December 31, 2005. The interest rate on receivable or payable balances during the year ended December 31, 2005 ranged from 4.4375% to 5.9375%. Interest income earned by the Company on receivable balances and interest expense charged to the Company in 2005 were $21,445 and $2,240 respectively. This arrangement continues until terminated or modified by either BISYS or the Company.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and the Company does not handle customer funds.

6. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments, which primarily consist of cash and cash equivalents, receivables, and current obligations, approximates fair value because of the short term maturity of these financial instruments.

The Underwriters Equity Corporation

(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of BISYS Group, Inc.)

Supplemental Schedule – Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

December 31, 2005

Total stockholder's equity from statement of financial condition		$ 4,825,928
Deduct nonallowable assets		
Commissions receivable - first year, net	$ 37,663	
Commissions receivable - renewal	91,648	
Notes receivable from affiliate	2,000,000	
Other assets	11,041	2,140,352
Net capital		2,685,576
Net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $5,000)		68,405
Excess net capital		$ 2,617,171
Total aggregate indebtedness		$ 1,026,081
Percentage of aggregate indebtedness to net capital		38%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its amended unaudited Part II A FOCUS Report filing at December 31, 2005 filed on April 26, 2006.

The Underwriters Equity Corporation

(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of BISYS Group, Inc.)

Supplemental Schedule – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Securities and Exchange Commission Rule 15c3-3

December 31, 2005

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and the Company does not handle customer funds.

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Underwriters Equity Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Underwriters Equity Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a control deficiency, or combination of control deficiencies, in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving the control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Underwriters Equity Corporation, for the year ended December 31, 2005, and this report does not affect our report thereon dated April 27, 2006.

At December 31, 2005, the Company did not maintain a sufficient complement of personnel to adequately monitor the application of generally accepted accounting principles. Specifically, the Company lacked sufficient finance and accounting staff commensurate with the Company's financial reporting requirements. Additionally, this control deficiency could result in a material misstatement of significantly all accounts and disclosures that would result in a material misstatement to the Company's annual financial statements that would not be prevented or detected. Accordingly, this control deficiency constitutes a material weakness and contributed to the following material weaknesses.

At December 31, 2005, the Company did not maintain effective controls over the completeness and accuracy of its commission allowance. Specifically, the Company did not effectively review assumptions utilized in evaluating commission allowance adjustment on a timely basis to ensure that it was complete and accurate. This control deficiency resulted in audit adjustments to commission revenue and receivables and impacted the net capital computation in the 2005 financial statements. Additionally, this control deficiency could result in a material misstatement of the aforementioned accounts that would result in a material misstatement to the Company's annual financial statements that would not be prevented or detected. Accordingly, this control deficiency constitutes a material weakness.

At December 31, 2005, the Company did not maintain effective controls over the accuracy of commission revenue. Specifically, the Company erroneously recorded commission revenue of a related party broker dealer that was not identified in a timely manner. This control deficiency resulted in an audit adjustment to commission revenue and receivables from affiliates and impacted the net capital computation in the 2005 financial statements. Additionally, this control deficiency could result in a material misstatement of the aforementioned accounts that would result in a material misstatement to the Company's annual financial statements that would not be prevented or detected. Accordingly, this control deficiency constitutes a material weakness.

At December 31, 2005, the Company did not maintain effective controls over the balance sheet presentation of certain of its receivables from and payables to affiliates. Specifically, certain balances due from and to affiliates were not accurately and timely reconciled and discrepancies were not promptly resolved. This control deficiency resulted in audit adjustments to cash, receivables from and payables to affiliates and impacted the net capital computation in the 2005 financial statements. Additionally, this control deficiency could result in a material misstatement of the aforementioned accounts that would result in a material misstatement to the Company's annual financial statements that would not be prevented or detected. Accordingly, this control deficiency constitutes a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2005 to meet the SEC's objectives, as noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 27, 2006